SCHEDULE VI

BLANTYRE MULANJE II DAC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
Mark Fitzgerald	1 Pear Tree Field Galloping Green North Blackrock Co. Dublin Ireland	Director	N/A	Ireland
Eoin Redmond	Castlerock Newtownpark Avenue Co. Dublin A94 T9V4 Ireland	Director	N/A	Ireland
Katrina West	c/o Blantyre Capital Limited 2nd Floor East, Carrington House 123-130 Regent Street London SW1Y 6LX United Kingdom	Director	Blantyre Capital Limited; Investment Advisor	United Kingdom